Mr. Wendell Kersey

Owner

Enviro Builders, LLC

345 Airport Road

Montezuma, Georgia

Re: Indication of Intent

Dear Mr. Kersey:

Pursuant to our conversations, NuState Energy Holdings, Inc. (“NSEH”) is pleased to submit this confidential, indication of intent to enter good faith negotiations with Enviro Builders, LLC (the “Company”) related to the Enviro Builders Smart Steel distribution agreement, as related to the manufacturing operations of Enviro Builders, LLC (the “Transaction”).

NSEH, located at 401East Las Olas Blvd Suite 130 Ft Lauderdale, FL 33301 is a publically traded company under the laws of the State of Florida that provides expertise and leadership in the development, financing and management of business’ looking to expand.

1. Structure and Value

(a)	This indication of interest is based on NSEH’s October 25, 2016 visit to Enviro Builders’ plant operations, review of investment opportunities and further discussions to date.

(b)	Further, Enviro Builders, LLC is prepared to offer NSEH, its agents or assigns, a commission payment in the amount of .80 cents for each sq. ft. of panel presented for manufacturing.

(c)	Further, Enviro Builders, LLC is prepared to offer NSEH an international distributorship agreement for the Bahamas and designated areas approved by Enviro Builders.

This agreement shall be executed as follows: Enviro Builders will fully execute exclusive distributorship agreement and panel sales commission agreement.

2. Timing and Due Diligence

NSEH understands that time is of the essence. The NSEH and Enviro Builders, LLC agrees to proceed with due diligence immediately upon execution of this indication of intent. Enviro Builders, LLC will give access to NSEH, its management team, its accountant and its bookkeeper during normal business hours and after reasonable notice. The NSEH must execute a Confidentiality, Nondisclosure and Non-Use Agreement satisfactory to Enviro Builders, LLC prior to disclosure of Enviro Builders patents, trade secrets, manufacturing processes, and business accounts.

The NSEH’s due diligence team may be comprised of financial advisors, legal counsel and other resources experienced in transactions of this nature. NSEH will be responsible for all respective expenses associated with due diligence and the negotiation and drafting of definitive purchase agreement, license agreement and other Transaction documents.

3. Agreements

Completion of this Transaction is subject to the following:(i) Execution of a Distribution Joint Venture Agreement between Enviro Builders, LLC and NSEH; and (ii) Execution of a commissions sales agreement for the benefit of NSEH.

The management teams of NSEH and Enviro Builders, LLC will enter into other agreements on such terms as may be agreed upon by the individuals and the entities, including, but not limited to:

(1) A sales commission agreement to provide assistance with the promotion of the Enviro Builders products and goodwill in the United States and abroad;

.

.

4. Confidentiality, Non-Disclosure and Announcements

Neither party, nor any of its employees, representatives, or agents, may disclose to any third party any confidential or proprietary information learned about the other party’s business activities, assets, management or employees during the course of this Transaction, except as required by applicable law. In the event the parties are unable to agree on the specifics of this Transaction, each party will return all confidential information of the other party obtained during the due diligence process and negotiations.

Unless required by law, neither NSEH nor Enviro Builders will make any public disclosure regarding the existence or subject matter of this indication of intent without the consent of the other party. The parties will mutually agree upon the form of any press release or announcement to their employees and affiliates regarding this Transaction.

5. Standstill

This indication of intent is intended to create a standstill period during the period set aside for the due diligence period immediately following the signing of this document for up to 30 days.

6. Indication of Intent

This letter is intended as indication of interest in completing the Transaction described herein, but does not constitute a binding agreement by the parties, except with respect to confidentiality, non-disclosure and announcements (Paragraph 4) and selection of law and venue (Paragraph 6). Enviro Builders nor NSEH is not obligated by this letter to commence, continue or complete negotiation of the Agreements in this letter. Any commitment to complete this Transaction is subject to the negotiation, execution and delivery of the Agreement listed and identified in paragraph 3, the Agreements paragraph of this letter.

Enviro Builders, LLC looks forward to working with NSEH on this Transaction. If you desire any clarification of this indication of interest or additional information, please do not hesitate to contact Quinton N. Robinson at (703) 975-4466 or Wendell Kersey at (478) 972-6852. If the Company is agreeable to moving forward with the Transaction under the terms set forth in this letter, please sign and return a copy of this letter to the address provided above.

This letter is valid if signed and returned on or before November 11, 2016.

NuState Energy Holdings, Inc

/s/ Kevin Yates
Kevin Yates, CEO

Enviro Builders, LLC.

/s/ Wendell Kersey
Wendell Kersey, Owner